UV FLU TECHNOLOGIES, INC.

250 Parkway Drive, Suite 150

Lincolnshire, IL 60069

August 29, 2014

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C, 20549

Re:	UV Flu Technologies, Inc.

Preliminary Information Statement on Schedule 14C

Filed July 17, 2014

File No. 000-53306

Dear Ms. Ransom:

On behalf of UV Flu Technologies, Inc. (the “Company”), we hereby respond to the Staff’s comment letter dated August 11, 2014 with respect to the filing referenced above. The following repeats your comment with the Company’s response:

General

1.     Please revise your information statement to disclose affirmatively whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Note A to Schedule 14A. Alternatively, if no such plans exist, please state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock in connection with a merger, consolidation, acquisition or similar business transaction.

Response: We added the following language in the section describing the proposal: “The increase in authorized shares of common stock is not in any way related to any current plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction, as the Company has no current plans, proposals or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock in connection with a merger, consolidation, acquisition or similar business transaction.”

2.     We note from your disclosure that you intend to distribute this information statement as a means to solicit written consents from the holders of a majority of your shares of outstanding Common Stock in order to approve the amendment to your articles of incorporation. Your disclosure suggests that you are relying upon Regulation 14C and Schedule 14C in order to conduct this solicitation. However, a solicitation of consents is subject to Regulation 14A and Schedule 14A. The definition of proxy, as set forth in Rule 14a-1(f), includes “every proxy, consent or authorization …” (emphasis added) and Rule 14a-2 states that every solicitation of a proxy is subject to Regulation 14A and Schedule 14A. Accordingly, please revise your information statement so that it constitutes a proxy statement that complies with Regulation 14A and Schedule 14A.

Response: Based on your letter, we decided to convert the filing to a Schedule 14A filing and we have inserted new sections, including a Q&A section, a summary of householding, and a stockholders proposals section.

Finally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UV Flu Technologies, Inc.

By:	/s/ Michael S. Ross
Michael Ross, President

Cc: Dean Brazier